Exhibit 99.1

DIVERSIFIED, GROWING GOLD AND COPPER PRODUCER NASDAQ: AUGO | B3: AURA33 August 2026 www.auraminerals.com

NASDAQ: AUGO | B3:AURA33 www.auraminerals.com Cautionary Statements 2 This Presentation and the documents incorporated by reference herein, contain certain “forward - looking information” within the meaning of applicable US securities laws and “forward - looking statements” within the meaning of applicable United States securities laws (together, “forward - looking information”). Forward - looking information relates to future events or future performance of the Company and reflect the Company’s current estimates, predictions, expectations or beliefs regarding future events and include, without limitation, statements with respect to: expected production from, and the further potential of the Company’s properties; the ability of the Company to achieve its long - term outlook and the anticipated timing and results thereof (including the guidance set forth herein); the ability to lower costs and increase production; the economic viability of a project; strategic plans, including the Company’s plans with respect to its properties; the amount of mineral reserves and mineral resources; probable mineral reserves; indicated mineral reserves; inferred mineral reserves; the potential conversion of indicated mineral resources into mineral reserves; the amount of future production over any period; capital expenditures and mine production costs; the outcome of mine permitting; other required permitting; information with respect to the future price of minerals; expected cash costs and AISCs; the Company’s ability expand exploration on its properties; the Company’s ability to obtain assay results; the Company’s exploration and development programs; estimated future expenses; exploration and development capital requirements; the amount of mining costs; cash operating costs; operating costs; expected grades and ounces of metals and minerals; expected processing recoveries; expected time frames; prices of metals and minerals; LOM of certain projects; expectations of gold hedging programs; the implementation of cultural initiatives; expected increases to fleet capacities; non - cash losses translating into cash losses; the ability to continue to finance planned growth; access to additional debt; and the repayment of outstanding balances on revolving credit facilities. Often, but not always, forward - looking information may be identified by the use of words such as “expects”, “anticipates”, “plans”, “projects”, “forecasts”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions. Forward - looking information is necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward - looking information in this Presentation is based upon, without limitation, the following estimates and assumptions: the ability of the Company to successfully achieve business objectives; the presence of and continuity of metals at the Company’s projects at modeled grades; gold and copper price volatility; the capacities of various machinery and equipment; the availability of personnel, machinery and equipment at estimated prices; exchange rates; metals and minerals sales prices; cash costs and AISCs; the Company’s ability to expand operations; the Company’s ability to obtain assay results; appropriate discount rates; tax rates and royalty rates applicable to the mining operations; cash operating costs and other financial metrics; anticipated mining losses and dilution; metals recovery rates; reasonable contingency requirements; the Company’s expected ability to develop adequate infrastructure and that the cost of doing so will be reasonable; the Company’s expected ability to develop its projects including financing such projects; and receipt of regulatory approvals on acceptable terms. Known and unknown risks, uncertainties and other factors, many of which are beyond the Company’s ability to predict or control, could cause actual results to differ materially from those contained in the forward - looking information. Specific reference is made to the Company’s most recent AIF for a discussion of some of the factors underlying forward - looking information, which include, without limitation: gold and copper or certain other commodity price volatility; changes in debt and equity markets; the uncertainties involved in obtaining and interpreting geological data; increases in costs; environmental compliance and changes in environmental legislation and regulation; interest rate and exchange rate fluctuations; general economic conditions; political stability; and other risks involved in the mineral exploration and development industry. Readers are cautioned that the foregoing list of factors is not exhaustive of the factors that may affect the forward - looking information. All forward - looking information herein is qualified by this cautionary statement. Accordingly, readers should not place undue reliance on forward - looking information. The Company undertakes no obligation to update publicly or otherwise revise any forward - looking information whether because of new information or future events or otherwise, except as may be required by law. If the Company does update any forward - looking information, no inference should be drawn that it will make additional updates with respect to such or other forward - looking information.

A Company delivering value under the highest ESG standards


EMPLOYEES
PEOPLE FIRST
Health
Safety
Trust
Transparency
Meritocracy
ETHICAL MANAGEMENT AND INNOVATION
COMPANY
Proactivity
Curiosity
Diversity
Agility
Simplicity
Learning
RESPECT AND CARE
COMMUNITY AND ENVIRONMENT
Future Vision
Positive Legacy
Partnership
Communication
Integration
aura
360° MINING

QUALITY PORTFOLIO DELIVERING ROBUST GROWTH

6 operating mines, 1 project in construction, 1 in development and 1 exploration project.

GROWING PRODUCTION – PEER CHANGE

From 280 GEO in 2025 to > 600k GEO in sight – no equity required, fully covered by cash generation and balance-sheet capacity.

HIGH RETURNS AND STRONG CASH GENERATION

Adjusted EBITDA of US$197 million on Q2 (at US$4,304/Oz)[1] and US$801 million in Q2 2026 LTM (@$4,235/oz). Borborema (IRR of 73% @ US$3,607/oz); Era Dorada IRR of 36% @ US$3,177/oz [2]

SIGNIFICANT UPSIDE WITH INCREASE IN RESERVES AND RESOURCES

594k hectares with a useful life of the mine (LOM) and ongoing expansion of resources. Over the last five years, resource and reserves inventory increased by 3x.

LEADER IN PAYING DIVIDENDS

Dividends enabled by strong cash flow generation, returning US$444 million to shareholders in dividends and buybacks since 2021 totaling a Dividend yield of 13% in 2021; 6% in 2022 and 2023, 9.5% in 2024 and 4.3%[3] in Q2 2026 LTM).

DEVELOPMENT OF A HIGH-PERFORMANCE TEAM WITHIN THE AURA 360 CULTURE

1. Realized average gold price per ounce sold, net.
2. Based on the S-K 1300 Technical Report published on March 30, 2026.
3. Including share buybacks and BDRs. We calculate dividend yield as the announced dividend per share divided by the NASDAQ share price in US$ on the announcement date (dividend yield = dividend per share / share price at announcement date). The buyback yield is calculated as the total value of shares repurchased in the period divided by the average market capitalization on a given year in each case using the NASDAQ share price (buyback yield = buybacks reported / average market capitalization for a given year). The dividend yield + buyback yield is the sum of the dividend yield and the buyback yield for the reporting period.

Aura At-a-Glance

High Quality Assets and Projects
Generating value with high-quality assets and further development of advanced-stage projects

Strong Balance Sheet
Low leverage, broad network of banking relationships, and increasing free cash flow to support sustainable growth

Business-Building Culture
Building a team and culture to support an evolving business committed to excellence.

Q2 2026 LTM[(1)] Revenue Breakdown (% of Total Revenue)

By Product[(1)]



Copper
Others
2%
11%
87%
Gold

By Country



Mexico
Honduras
20%
27%
52%
Brazil

By Mine



MSG
Borborema
Aranzazu
6%
17%
27%
Almas
19%
10%
Apoena
20%
Minosa



Aranzazu - Cu
Zacatecas, Mexico
Minosa - Au
Copan, Honduras
Era Dorada - Au
Jutiapa, Guatemala
Tolda Fría
Caldas, Colombia
Carajás
PA, Brazil
Almas - Au
TO, Brazil
Matupá - Au
MT, Brazil
Borborema - Au
RN, Brazil
MSG - Au
GO, Brazil
Apoena - Au
MT, Brazil

aura
360° MINING

Q2 2026 LTM Production

314k GEO

2026 Guidance

340k-390k GEO

Mines in Operation	6
Projects in Construction	1
Projects in Development	1
Exploration Projects	1
Care & Maintenance	1

NASDAQ: AUGO | B3:AURA33
www.auraminerals.com

1. Estimated based on Aranzazu's production of copper, gold, silver and molybdenum in Q1 2026 LTM.

4

NASDAQ: AUGO | B3:AURA33 www.auraminerals.com Assets Overview Diversified Portfolio of Gold and Copper Location Cash Cost Low/High Guidance 2026 (‘000 GEO) AISC Low/High Guidance 2026 (US$/oz) Q2 2026 LTM Revenue (% of Total ) LOM Mine Type Production Low/High Guidance 2026 (‘000 GEO) 2025 R&R (‘000 GEO ) 5 Projects under Construction Exploration Matupá • Mato Grosso, Brazil • Open - pit Gold Mine • Expected annual production of > 50 k GEO Era Dorada • Jutiapa, Guatemala • Underground Gold Mine under construction • Near surface gold deposit and a geothermal project with 50 MW of capacity Carajás • Pará, Brazil • Copper exploration target of 9,805 hectares • Located in one of the most important polymetallic districts in the world 1. Increase in strip ratio and a decline in grades between periods, which was expected considering the mine sequencing as expansion activities to open the Nosde pit are currently underway. 2. Constant prices. Projects in Development Operating Assets MSG Goiás Borborema Rio Grande do Norte Almas Apoena Minosa Copán Honduras Aranzazu Zacatecas México Brazil 6% Brazil 17% Tocantins 20% Brazil Mato Grosso 10% Brazil 20% 27% 10 years 36 years 12 years 6 years 4 years 10 years Underground Open - pit Open - pit Open - pit Open - pit Underground 50 - 60 Gold 65 - 77 Gold 57 - 63 Gold 37 - 44 Gold 63 - 70 Gold 68 - 76 (2) Copper, Gold and Silver Inf: 2,066 | M&I: 1,855 | P&P: 753 Inf: 706 | M&I: 169 | P&P: 1,988 Inf: 156 | M&I: 128 | P&P: 890 Inf: 148 | M&I: 173 | P&P: 324 Inf: 112 | M&I: 751 | P&P: 397 Inf: 300 | M&I: 554 | P&P: 810 2,189 - 2,364 1,009 - 1,089 1,059 - 1,135 1,128 - 1,209 (1) 1,208 - 1,305 1,323 - 1,429 3,072 - 3,318 1,177 - 1,271 1,415 - 1,516 1,905 - 2,041 (1) 1,372 - 1,481 1,726 - 1,865

Strong Results

aura
360° MINING

Strong performance stemmed from robust production growth, stringent cost discipline, and elevated metal prices


Production (000 GEO¹)
+171%
122
236
267
280
331
390
340
2018
2023
2024
2025
Q2 26 LTM
2026 Guidance


Cash Cost(2)
(US$/GEO¹)
CC ex-MSG $1,277
1,041
1,136
1,513
1,411
1,303
2024
2025
Q2 26
2026 Guidance


AISC(3)
(US$/GEO¹)
Ex-MSG/constant prices: $ 1,653/GEO
1,320
1,458
1,985
1,865
1,720
2024
2025
Q2 26
2026 Guidance


Net Revenues (US$mm)
+715%
158
417
594
922
1,288
2018
2023
2024
2025
Q2 26 LTM


Adjusted EBITDA¹, EBITDA Margin and Net Debt/EBITDA (US$mm, %, x)
+3,541%
Avg. Gold Price: US$4,236/oz
22
134
267
548
801
2018
2023
2024
2025
Q2 26 LTM
EBITDA Margin
14%
32%
45%
59%
62%


Free Cash Flow and Cash Conversion (US$mm, %)
+6,500%
5
80
178
243
330
2018
2023
2024
2025
Q2 26 LTM
Cash Conversion
22%
60%
67%
44%
41%

NASDAQ: AUGO | B3:AURA33
www.auraminerals.com

1. Gold equivalent ounces, or GEO, is calculated by converting the production of silver and copper into gold using a ratio between the prices of these metals and gold. The prices used to calculate it at such proportions are based on the weighted average price of each of the metals obtained from sales at the Aranzazu Complex during the relevant period.
2. Refers to cash operating costs per gold equivalent ounce produced. It is a non-IFRS measure. See applicable reconciliation to IFRS in the Management's Discussion and Analysis accompanying our financial statements filed on SEDAR+ at www.sedarplus.ca.
3. Refers to all in sustaining costs per gold equivalent ounce produced. It is a non-IFRS measure. See applicable reconciliation to IFRS in the Management's Discussion and Analysis accompanying our financial statements filed on SEDAR+ at www.sedarplus.ca.

6

Focus on Cost Control and New Projects is Making AISC More Competitive Amid Rising Gold Prices All - in Sustaining Cost Global Curve 1 Based on 2025 cost curve (US$/GEO) 1) Sources: Metal Focus - Gold Mine Cost database – 2025 edition; 2) Each company’s websites, as reported. First Quartile ($ 700 - 1,581) Second Quartile ($ 1,582 - 1,649) Third Quartile ($ 1,650 - 1,800) Fourth Quartile ($ 1,801 - 5,000) Aura’s strategy combines low - cost greenfield growth with acquiring higher - cost assets at attractive, low entry prices for turnaround. Reported All - in Sustaining Cash Cost from selected large and mid - tier companies with at least two producing assets in the Americas (2) (US$/GEO sold) 2025 Production 2025 AISC Q2 2026 Production Q2 2026 AISC Company (kGEO) (US$) (kGEO) (US$) 3,447 1,517 856 1,459 Agnico Eagle 5,530 1,609 1,293 1,621 Newmont Corp 545 1,524 131 1,728 Alamos 2,070 1,571 492 1,751 Kinross 3,255 1,637 796 1,866 Barrick 488 1,664 105 1,926 Eldorado 280 1,458 75 1,985 Aura 2,591 1,709 744 2,039 AngloGold 857 1,925 177 2,175 Equinox 766 1,900 188 2,271 Iamgold 447 2,153 102 2,622 SSR Mining Matupá Era Dorada 2025 ($ 1,458) Aranzazu $ 1,569 Apoena $ 2,007 Minosa Almas $ 1,297 $ 1,150 Borborema $ 1,175 MSG $ 3,132

Proven Track Record of Value Creation

Aura's track record over the past four years demonstrates its strength and disciplined execution of its strategic goals: growth, dividends and low leverage aura
360° MINING

Investment in Expansion
(in US$ million)

$ 692M[1]
(Since 2022)



143
54
24
64
75
25
47
160
22
137
209
74
24
111
198
57
27
114
2022
2023
2024
2025
Q2 26 LTM
Expansion
Exploration
M&A

Project with high IRR

+

Mineral Reserves & Mineral Resources and Production[3]
(in millions of GEO)



241
236
267
280
3.8
1.1
2.7
4.2
1.0
3.2
4.2
1.0
3.2
8.6
3.5
5.1
2022
2023
2024
2025
P&P[2]
Inferred
M&I
Production (mm GEO)

Efficient oz discoveries

+

Dividends and Buybacks[7]
(in US$ million)

$ 444M
(Since 2021)



6%
6%
9%
6%
4%
11
9
20
28
28
30
13
43
116
116
187
187
2022
2023
2024
2025
Q2 26 LTM
Dividends
Buybacks
Dividend Yield

High return through Dividends

+

Adjusted EBITDA and Net Debt/Adjusted EBITDA
(in US$ million, x)



134
0.6
134
0.6
267
0.7
548
0.28
801
0.21
2022
2023
2024
2025
Q2 26 LTM
Net Debt/EBITDA

Continued Low leverage

NASDAQ: AUGO | B3:AURA33
www.auraminerals.com

1. Includes Exploration and Expansion Capex, plus Exploration Expenses and Acquisitions.
2. Proven & Probable.
3. All calculations are in accordance with Subpart 1300 of Regulation S-K, or "S-K 1300".
4. Including Almas' US$ 21 million royalties and US$ 10 million Gold Loan signed in December.
5. Includes only exploration CapEx.
6. Mineral R&R growth as disclosed by the company.
7. Buybacks and Acquisition of Treasury shares

8

Unlocking further value

Supported by a healthy balance sheet (low indebtedness) + strong cash flows + fast payback from projects that allow high growth with payment of dividends



Growth in Production

- ✓ From 280 GEO in 2025 to > 600k GEO in sight – no equity required, fully covered by cash generation and balance-sheet capacity
- ✓ Developing existing projects and greefields projects in Aura's pipeline



Increase in R&R

- ✓ ~+273% growth in M&I resources and +424% growth in P&P reserves since 2018[1]
- ✓ Aura has kept discovery costs to just U$34/oz

Multiple Increase (M&A and ADTV)

- ✓ Potential of increase of value in multiple. Sector pays better multiple. 1 Million OZ seems to receive fair multiples
- ✓ Continue to increase ADTV



Team and culture aligned to the highest standards in Aura 360 – ESG management

1. M&I base Resource Inclusive.
2. All mineral resource and mineral reserve estimates included in this presentation have been prepared in accordance with S-K 1300. Readers are encouraged to review the 20-F Form and the Company's Technical Reports. These documents are available on SEDAR, EDGAR, CVM and Aura's website. All NPVs are after-tax at a 5% discount rate.

11

Growth Plan:
Aura's track record over the past years demonstrates its strength and disciplined execution of its growth plan


Realized
Ramp up phease
Under construction
Feasibility Study Stage
>600k GEO
267
76
80
111
55
2024
Borborema [1]
MSG [2]
Era Dorada [3]
Matupá [4]
Internal Expansions
Coming years

aura
360° MINING

Potential Growth GEO

+ Carajás

+ Pézão and Pé Quente

EXPANSION ON GOING OPERATIONS

Operational Improvements & Capacity Expansion

Almas
- Step 01: Expanding to 2.2 Mtpa (completed already)
- Step 02: Studies to expanding to 3.0 Mtpa (2026
- Potential for step 03, up to 4Mtpa (more exploration needed)

Borborema
- Highway realignment to increase LOM by 2 MMoz
- Studies to expand plant Capacity: from 2Mtpa → 4 Mtpa + water

Aranzazu
- Plant upgrade to increase through put from 1.27Mtpa → 1.35Mtpa in 2026

NEW PROJECT CONSTRUCTION

Era Dorada
- Completion of the Era Dorada Feasibility Study
- Estimated ~ 2 years construction period for Era Dorada
- Construction started in early 2026

Matupá
- All permits in the final fase and project ready for construction
- Still drilling to increase Resource and reserve at Matupá (Serrinhas and Pe Quente) . New PEA by end of 2026

ACQUISITON:

- MSG acquisition concluded Dec 1st
- Mine debottlenecking and mining method change under way to improve mine recovery
- Maintenance and new mine equipment to increase fleet reliability and development efficiency
- Turn-around in execution in 2026

1. Despite Borborema already being in commercial production by November 2025, the number presenced in this slide represents the average production for the first three years, based on the S-K 1300 Feasibility Study Report dated March 28, 2025.; 2.MSG acquired in December 6, 2025.; 3.Era Dorada average of production for the first 4 years of production SK-1300 Feasibility Study dated December 08, 2025.; 4.Matupá average of production for the first four years based on the S-K 1300 Feasibility Study Report dated on October, 2022.

Era Dorada

Setting a New Standard for Sustainable Mining Worldwide

Feasibility Study published in December/2025

- **Full Board approval in April/2026**
- Closed water circuit, **reusing 100% of the processed water**
- Approved capex to deliver **potable, drinking water to the region – the first one in Guatemala**
- **Clean energy** through geothermal project, fully licensed and and owned by Aura
- **The Era Dorada House is implemented** at Asunción Mita, giving community support and serving as a permanent channel for dialogue, listening, and social action between Aura and the local community, **strengthening trust and sustainable development.**
- **Over 366 people employed by June, with 53% of the workforce from Assunción Mita and region, and 93% are Guatemalan.** Many more direct and indirect jobs to be created, **positively affecting a population of 25k people** around the mine.
- The dialogue with the community and stakeholders still ongoing with Around 1,300 hours of community engagement, **Aura was recognized officially by the communities for its participation in social initiatives.**

Operational Highlights and Resources and Reserves

Production per year (first 4y)	Reserve PP	M&I and Inf
111k GEO	1,751k GEO	669k GEO

Financial Highlights

NPV	Capex	IRR	Payback
US$ 1,345 million	US$ 382 million	36%	2.7 years

1) considering Feasibility Gold prices of US$ 3,177 per Oz



GUATEMALA
Era Dorada
Jutiapa
~200km
Minosa
Copan
HONDURAS
aura
360° MINING



Key Milestones (April-June)



Community Relationship

Era Dorada House is implemented, strengthening trust and sustainable development with the community

Arouna 1300 hours of dialogue was registered to date



Construction

Earthmoving is advancing according to the plan with 60% of physical advance.

The mobilization of the Civiworks and Assembly contractor is ongoing



Operational Progress

Operational Progress in Water Treatment, Discharge, and South Pond Revitalization. Acquisition of the mil and EPCM Contractor.

MSG A Turnaround Story » Operational mine acquired for US $ 76 M ; despite ongoing turnaround, asset generated US $ 16 . 3 M EBITDA in H 1 2026 under Aura's operation » ~ 3 , 700 m of mine development in H 1 2026 » Accelerated exploration program : New Feasibility Study released, adding 753 GEO in P&P, 1 , 855 GEO in M&I and 2 , 066 GEO in Inferred » Safety : Zero LTI in H 1 2026 » Strengthened Aura 360 ƒ culture: Focus on long - term value Key Milestones ( April - June ) Waste & Tailings Management We advanced the expansion of the waste rock disposal area, ensuring capacity for the production plan for the coming years, with structural stability, environmental control, and regulatory compliance. We also expanded the dry stacking, which filters the tailings and dispenses with conventional dams, increasing water reuse. Community Engagement In the second quarter, around 350 people took part in environmental monitoring meetings and ecological trails promoted by Aura Serra Grande, strengthening dialogue with the local community. What comes next ... Acceleration of primary development to unlock access to new mining fronts and expand the production base, positioning the operation for the close of 2026 our turnaround year and building the productive foundations for 2027 Optimization of the crushing circuit performance through targeted interventions in BR 03, lifting plant availability, safety and productivity Implementation of a structured development program for operational and leadership levels, strengthening organizational and safety culture in line with our journey toward excellence

NASDAQ: AUGO | B3:AURA33 www.auraminerals.com NPV (2) Construction CapEx gold mined 890koz 1,190 M USD 7 7 6 6 M M U U S S D D On time, only 16 months and on Budget (benchmark) Ramp - Up in only 5 months (benchmark) Almas Commercial production declared in Q3 2023 Technical Report Gold Prices (US$3,823/oz) (1) Ounces of 1. Based on S - K 1300 Technical Reports Summary as of March 30, 2026. 2. After - tax @ 5% discount rate 3. From the beginning of construction to the commercial production Aura's case studies 15.7x NPV (2) Construction CapEx gold mined 1 8 , 7 9 5 0 2 k k o o z z 1, 3 1 9 4 0 4 M USD 3 7 8 6 2 M M U U S S D D IRR of 36% and payback in 2.7 Years (1) Era Dorada The project is expected to commence operations in the first half of 2028 Technical Report Gold Prices (US$3,177/oz) (1) Ounces of 4.0x NPV (2) Construction CapEx gold mined 1 8 , 9 9 8 0 8 k k o o z z 1, 7 1 9 2 0 7 M USD 1 7 9 6 6 M M U U S S D D Borborema Commercial production declared in Q3 2025 Technical Report Gold Prices (US$3,607/oz) (1) Ounces of 8.8x Construction/ramp up - On time and on Budget on 22 months (3)

www.auraminerals.com 7 8 10 12 22 21 25 26 23 2017 2018 2019 2020 2021 2022 2023 2024 2025 Increasing Exploration Expenditures (in US$ million) 2025 : − Borborema P&P +170% in metal content vs. 2024, driven by highway relocation, gold price cutoff increase and expansion of the Mineral Reserve pit. − Pézão and Pé - Quente should expand Matupá significantly − Almas : Paiol showcasing underground. − Era Dorada : Proven and Probable Mineral Reserves of 1.7 million ounces gold, assuming 8.75 million tonnes at 6.01 grams per tonne gold. − Inclusion of MSG . Sustainable growth with competitive costs + 214 % Increase in resources in the last 5 years Source: Long Term Trends in Gold Exploration Replacement of Consolidated Mineral Reserves and Resources (in GEO ‘000) 2026 and future ~600k oz of historical resources at Pé - Quente and Pezão Additional resources in Almas, Apoena, Aranzazu and MSG Clear Growth Strategy Potential discovery at Carajás 1,702 2,358 2,237 2,709 3,557 3,438 7,223 2,855 3,510 3,780 4,270 6,410 6,443 3,173 995 738 818 799 1,034 1,076 3,917 2019 2020 2021 2022 2023 2024 2025 P&P M&I Inferred US$23M Invested in 2025 (US$8 M in 2018) Exploration Pipeline Focused on expanding life of mine and new discoveries US$/oz vs. Peer Average 34 130 196 205 Aura Junior Intermediate NASDAQ: AUGO | B P r 3 o d : u A c U e r s R A 3 P r 3 o d uce r s Senior Producers

Increase in Market Multiple NASDAQ: AUGO | B3:AURA33 www.auraminerals.com In addition to the value driven by production growth and exploration investments, Aura’s valuation multiple can be further enhanced through M&As and increased DTV MSG Bluestone (Era Dorada) Pé Quente and Pezão Carajás Borborema Serrote Almas | Matupá | Tolda Fria Apoena Target Acquisition Acquisition Acquisition Acquisition Acquisition Sale Acquisition Acquisition Transaction 2025 2025 2024 2023 2022 2018 2018 2016 Date Operational Under Development Exploration Exploration Under Development Operational Under Development / Exploration Operational Stage of Asset at Acquisition 15 1. Consensus estimates. July 2026. Exploration Permit Exploration Permit Anglo Gold 0.3x 0.6x 0.7x 0.8x 0.8x 0.8x 0.8x 0.8x 0.8x 0.9x 0.9x 1.0x 1.0x 1.1x 1.2x 1.3x Aris Mining Torex Gold Equinox Gold Alamos SSR Mining Iamgold Aura Hochschild Centerra Gold Barrick B2Gold Eldorado G Mining Ventures Kinross Newmont Agnico Eagle P/NAV (1)

Aura Minerals Recap

High Quality Portfolio
6 Operating Mines[2] and Strong Development Pipeline

Strong Balance Sheet
Low Leverage, Strong Cashflow

Business Building Culture
Transformational Change Under Aura 360

Unmatched Exploration Pipeline
593,910 ha LOM and resource expansion underway

Robust Growth Outlook
With actions taken for organic and inorganic growth

Certificates
Responsible Gold Mining Principles and ESR (Empresa Socialmente Responsável) in Honduras and Mexico

Dividends enabled by strong cash flow generation, returning US$444 million to shareholders in dividends and buybacks since 2021 (dividend yield of 4.3%[1] in Q2 2026 LTM)

Capital Structure

Share price (08/21/2026)	US$ 87.80
Total shares (08/21/2026)	83.5 M
Market Cap. (08/21/2026)	US$ 7.3bn
Cash (Q2 26)	US$ 268 M
Net Debt (Q2 26)	US$ 115 M
Enterprise value (08/21/2026)	US$ 7.4bn
ADTV[3] (until 08/21/2026)	US$ 100M

Public Shareholder Structure[2]

Northwestern Enterprises	47.6%
Kapitalo	6.2%
Capital World Investors	6.1%
BlackRock	4.6%
Conway	2.5%
Vaneck	1.4%
Fidelity	1.4%
LarrainVial	1.0%
State Street	0.8%
Invesco	0.6%
William Blair	0.5%
Amundi	0.5%
American Century	0.4%
Arrowstreet	0.4%
Robeco	0.4%
Citadel	0.3%
Wellinton	0.2%
Vanguard	0.2%
Dimensional	0.1%

1. 1 Including shares and BDR buybacks. We calculate dividend yield as the announced dividend per share divided by the NASDAQ share price in US$ on the announcement date (dividend yield = dividend per share / share price at announcement date). The buyback yield is calculated as the total value of shares repurchased in the period divided by the average market capitalization on a given year in each case using the NASDAQ share price (buyback yield = buybacks reported / average market capitalization for a given year). The dividend yield + buyback yield is the sum of the dividend yield and the buyback yield for the reporting period.
2. Source: Bloomberg, August, 2026
3. ADTV (90-day average)

www.auraminerals.com

16

Appendix

Aura 360 Team and Culture – Our Best Asset A high - performance culture that combines rigorous operational execution and innovation Values, practices and behaviors that shape the way we are and operate People first Trust, safety and meritocracy as the foundation of every relationship Ethical management and innovation Simplicity and continuous learning Respect and care Community, territory and environment as part of who we are → Culture and management model AURA 360 CULTURE DECENTRALIZED MODEL Decisions at the mine, accountability in teams, results across the portfolio Autonomy with accountability Strategic plan led directly by each operating unit Speed of response Leaders with real context making excellence - driven decisions People at the center Day - to - day optimizations that centralized structures can’t match Strong Balance Sheet Business - Building Culture High Quality Assets and Projects Generating value with high - quality assets and further development of advanced - stage projects Low leverage, broad network of banking relationships, and increasing free cash flow to support sustainable growth Building a team and culture to support an evolving business committed to excellence. → Corporate Focus: • People Development Strategy, standards and follow - ups • Capital allocation: Expansion Capex, Exploration and M&A • Operations standards / excellence / innovation and project developments Mines Focus: • Achieve excellence, operate under Aura 360 values / innovation • Cash flow before debt and expansion capex • Focus on Talent Development, Training, and Retention

NASDAQ: AUGO | B3:AURA33 www.auraminerals.com Shaping a better world , both for the present and the future Seasoned Management Team Board of Directors Paulo Carlos de Brito Non - Executive Chairman Paulo de Brito Filho Stephen Keith Independent Member Richmond Fenn Independent Member Bruno Mauad Independent Member Pedro Turqueto Independent Member High Performance Team and Complementary Board Skills Aura’s best asset Years at Aura Years of Experience +7 +24 +8 +21 +3 +20 +9 +29 Rodrigo Barbosa CEO Kleber Cardoso CFO and IR Head Glauber Luvizotto COO Isabela Dumont Head of People and ESG 19 4 out of 6 are independent

NASDAQ: AUGO | B3:AURA33 www.auraminerals.com Skilled Operational Team 20 Mines in Operation Exploration Projects Care & Maintenance 1 Aranzazu Zacatecas, México Tolda Fría Caldas, Colombia Matupá MT, Brasil Carajás PA, Brazil Era Dorada Jutiapa, Guatemala NASDAQ: AUGO | B3:AURA33 Wilton Muricy Director of Operations Aura Aranzazu, Mexico Experience Coporate Management Pitágoras Costa Director of Projects and Construction Experience Richard Massari Director of Operational Excelence, Digital & Innovation Experience Henrique Rodrigues Director of Technical Services Experience Glauber Luvizotto COO Experience MSG GO, Brazil Minosa Copan, Honduras MSG GO, Brazil Carlos Mamede Director of Operations MSG, Brazil Experience Borborema RN, Brazil Minosa Copan, Honduras Raphael Otoni Director of Operations Minosa, Honduras Experience Apoena MT, Brazil Thiago Almeida Director of Operations of Apoena, Brazil Borborema RN, Brazil Frederico Silva Director of Operations Aura Borborema, Brazil Experience Almas TO, Brazil Gabriel Sapucaia Director of Operations Aura Almas, Brazil Experience Apoena MT, Brazil Almas TO, Brazil Arazanzu Zacatecas, Mexico Era Dorada Jutiapa, Guatemala Francisco do Carmo Director of Operations Era Dorada, Guatemala Experience 6 Projects in Construction 1 Projects in Development 1 1

Aura 360 Culture In Practice

Sustainability Solutions: Creating Lasting Value

WATER REUSE



Sewage Treatment Plant
Borborema, RN

Sewage Treatment Plant in Borborema, Brazil. Mine powered by reused sewage, zero freshwater consumed (only rain).

POST-MINING



Semillas de Esperanza
Copán, Honduras

Cultivating over 1,500 seedlings with an 84% success rate for post-mining livelihoods in Honduras.

WASTE REPURPOSING



Soil Remineralizer Project
Almas, TO

Mineral residue from the Almas Operation repurposed as agricultural soil remineralizer in Brazil.

WATER STEWARDSHIP



Water Access
Era Dorada, Guatemala

Revitalization of over 300 meters of the Drenagem de Águas Cinzas system and construction of water reservoirs to provide clean water for communities in Guatemala.

OUR SOCIAL IMPACT

929 local employees

43% local procurement, totaling US$174.7 million

150 local entrepreneurs trained through the supplier development program in Brazil

More than 700 community-focused **initiatives** delivered

US$1.8 million invested in social initiatives and **US$601,000** in local infrastructure

NASDAQ: AUGO | B3:AURA33
www.auraminerals.com

NASDAQ: AUGO | B3:AURA33 www.auraminerals.com 22 Financial Discipline, Maintaining a Low Leverage and an Extended Debt Maturity Profile Cash Position (US$ millions) and Financial Leverage Long Term vs. Short Term 248 68 103 207 64 Q2 26 < 1 year 2 - 3 years 4 - 5 years > 5 years 128 237 270 286 248 0.6x 0.6x 0.7x 0.28x 0.2x 2022 Q2 26 2023 Cash Position 2024 2025 Net Debt/Adjusted EBITDA Short Term 15% Long Term 85% Average Cost of Debt: 6.8% 34% 25% 19% 24% 15% 66% 75% 81% 76% 85% 2022 2023 2024 Short Term 2025 Q2 26 Long Term

Aranzazu

Zacatecas, Mexico

Overview

- Underground copper, gold and silver mining operation with flotation circuit to produce copper concentrate
- Deposit is a skarn/sediment replacement (Manto)
- Located in the prolific Concepcion del Oro Providencia, Mazapil district, where mining dates back almost 500 years
- District is host to world class deposits such as Tayahua (Minera Frisco), Camino Rojo (Orla Mining) and Penasquito Mine (Newmont)

Geographic Footprint



Legend
City
Target
Limestone Bridge
Esperanza
Aranzazu Project
0 250 500 m

NASDAQ: AUGO | B3:AURA33

www.auraminerals.com

aura 360° MINING

2025 Operational Highlights

LOM	Annual Production	Cash Cost	AISC
10 Years	83 kGEO	$1,156/Oz	$1,569/Oz

2025 Mineral Resources and Reserves

Inferred	M&I	P&P	Copper Grade	Gold Grade	Silver Grade
300 kGEO	554 kGEO	810 kGEO	1.51%	0.83 g/t	20.2 g/t

Historical Results

Production *('000 GEO)*



65
107
112
106
98
83
77
2020
2021
2022
2023
2024
2025
Q2 2026 LTM

Net Revenue & % of Total *($mm, %)*



29%
36%
42%
42%
33%
27%
22%
88
151
164
177
197
246
278
2020
2021
2022
2023
2024
2025
Q2 2026 LTM

Cash Cost & AISC *($/oz)*

At Constant Prices[1]



Cash Cost
AISC
1,337
n.a.
1,042
1,455
1,051
1,413
1,184
1,551
1,165
1,579
1,156
1,569
2020
2021
2022
2023
2024
2025

Adjusted EBITDA & Margin *($mm, %)*



35%
50%
47%
45%
46%
57%
61%
31
76
78
79
91
141
169
2020
2021
2022
2023
2024
2025
Q2 2026 LTM

23

Growth in Production: Aranzazu

aura
360° MINING

We have several examples of proven track record, such as the restart of Aranzazu

Year	Description	LoM	P&P Reserves
2015	Aranzazu was **put in care-and maintenance** due to higher costs and lower copper prices	-	-
2018	Aura **implemented material changes, reopened Aranzazu** and attained commercial production by December	5.5 years	160kt Cu, 163koz Au, 2,675koz Ag
2019 & 2020	Aura invested $22 million in exploration, **mostly allocated to Aranzazu** (and Apoena) to convert resources into reserves	6.8 years	188kt Cu, 206koz Au, 2,518koz Ag
2021	Management planned an **extensive drilling campaign of ~48,900 meters in 2021 at Aranzazu** to support a future production expansion	n.a.	194kt Cu, 200koz Au, 3,714koz Ag
2022	Aura invested approx. $7.5 million in 2022, **drilling 37,685 meters at the mine**	~7.0 years	259kt Cu, 249koz Au, 5,419koz Ag
2023	Aura **completed 24,840 meters of drilling at Aranzazu** focused on the Glory Hole zones and nearby areas	~8.0 years	270kt Cu, 245koz Au, 5,721koz Ag
2024	Aranzazu produced 98 kGEO, the **largest Aura's producing mine**	~10.0 years	264kt Cu, 237koz Au, 6,129koz Ag
2025	Aranzazu produced 100 kGEO, currently is the **largest Aura's producing mine**	~10.0 years	264kt Cu, 237koz Au, 6,129koz Ag

Summary of Operational Results



Increased production...
(Copper concentrate, DMT)
28.101
76.420
2014
2025
... with greater quality...
(grade, % of Cu)
0.86%
1.52%
2014
2025
... with better recovery rates...
(recovery, %)
80%
91%
2014
2025
Copper
57%
81%
2014
2025
Gold
... at lower costs
(cash cost, US$/pound CuEq)
2.87
1.16
2014
2025

Summary of Financial Results



Accumulated EBITDA
(US$ million)
2011 to 2015
-30
2019 to 2025
514
Accumulated Net Income
(US$ million)
2011 to 2015
-82
2019 to 2025
250

24

Prospects and additional exploration initiatives PROJECT MOLYBDENUM: DECISION - MAKING AGILITY  The local technical team has identified the potential for generating value as a by - product.  Simplified feasibility study: 100% in 2024  Rapid construction of the treatment plant, with low decision - making risk.  Initial investment: US$ 1.3 M  Payback: 9 months Exploration • 2025 plans include 21,000m drilling budget, with 9,000m focused on resource expansion, conversion and extending Glory Hole • Exploration efforts are ramping up to extend ore discovery at depth in GHFW, Cabrestante, Mexicana, and new regional targets Aranzazu 25

Apoena

Mato Grosso, Brazil

aura
360° MINING

Overview

- Open-pit gold and silver (small quantities) mining operation. The complex consists of a processing plant fed by satellite mines
- Deposit varies in each satellite mine, from gold-rich quartz veins to orogenic gold lode
- Located in the southwest of Mato Grosso state, near Pontes e Lacerda in Brazil
- Since Aura acquired Apoena, significant improvements have been made in geological interpretation, structural analysis and geometallurgy

Geographic Footprint



2025 Operational Highlights

LOM	Annual Production	Cash Cost	AISC	Tax Incentives[1]
7 Years	35 kGEO	$1,232/Oz	$2,007/Oz	SUDAM

2025 Mineral Resources and Reserves

Inferred	M&I	P&P	Gold Grade
148 kGEO	173 kGEO	324 kGEO	0.79 g/t

Historical Results

Production *('000 GEO)*


67
61
68
46
37
35
31
2020
2021
2022
2023
2024
2025
Q2 2026 LTM

Net Revenue & % of Total *($mm, %)*


38%
28%
31%
20%
15%
13%
10%
115
118
120
84
90
120
129
2020
2021
2022
2023
2024
2025
Q2 2026 LTM

Cash Cost & AISC *($/oz)*


Cash Cost
AISC
743
n.a.
883
1,151
961
1,254
1,170
1,822
1,189
1,833
1,232
2,007
2020
2021
2022
2023
2024
2025

Adjusted EBITDA & Margin *($mm, %)*


50%
38%
41%
33%
43%
60%
63%
58
45
49
27
39
72
80
2020
2021
2022
2023
2024
2025
Q2 2026 LTM

1. Corporate tax rate of ~15.25%, considering the SUDAM special tax regime, which reduces the statutory income tax by ~75%.

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26

Challenges Overcome Since Q1 24, Aura has made efforts to address licensing restrictions and geological challenges in the Aguapeí gold belt Quarterly Production (‘000 GEO)  Operation adjusted to handle areas with lower grades, maintaining stability within the technical possibilities  Challenges with the environmental license and geological complexity overcome by agile decentralized decision - making  Development of the mine to reach regions offering higher grades, preparing the operation for more robust results in the future  Production was 6k GEO in Q2 2026 ( - 24% QoQ, - 31% YoY), due to mine sequencing, expecting higher grades at the Nosde Pit in H2 2026. H1 2026: 13kGEO ( - 23%YoY),on lower ore feed and grades. Expansion over the coming years Strategy focused on overcoming challenges and accessing richer ore grades 27 11 12 18 13 7 11 15 12 10 8 7 9 7 6 58 56 59 68 70 27 64 58 46 45 48 45 37 34 9 32 8 33 9 35 33 31 Q1 22 Q2 22 Q3 22 Q1 25 Q2 25 Q3 25 Q4 25 Q1 26 Q2 26 Q4 22 Q1 23 Q2 23 Q3 23 Q4 23 Q1 24 Quarterly Results Q2 24 Q3 24 Q4 24 LTM Production

Exploration Apoena: Consistent Growth and Expansion Potential Ernesto Connection Ernesto Cantina Middle Trap Lower Trap Japonês Oeste Japonês Nosde Lavrinha Proven Longevity: Ernesto started in 2017 with just 3 years of LOM, and after 9 years of operation, it now boasts proven reserves through 2029 — a clear track record of resource growth. Near - Mine Upside: Ongoing exploration is testing continuity in the middle and lower traps, while advancing JPW and Pombinhas toward official resource status — unlocking additional value close to existing infrastructure. Regional Growth Pipeline: A robust program of surface sampling and geophysical surveys is underway to mature multiple targets to the drilling stage, creating a strong pipeline for future discoveries and long - term growth .

NASDAQ: AUGO | B3:AURA33 www.auraminerals.com 44 81 26 34 83 144 2020 2021 2022 2023 2024 2025 Q2 2026 LTM 30 95 155 109 122 178 230 271 2020 2021 2022 2023 2024 2025 Q2 2026 LTM 2025 Operational Highlights 2025 Mineral Resources and Reserves Historical Results Minosa La Union, Honduras Production (‘000 GEO) Cash Cost & AISC ($/oz) Adjusted EBITDA & Margin ($mm, %) LOM 4 Years Cash Cost $1,152/Oz AISC $1,298/Oz Annual Production 72 kGEO Inferred 112 kGEO M&I 751 kGEO P&P 397 kGEO Overview Geographic Footprint NASDAQ: AUGO | B3:AURA33 www.auraminerals.com ▪ Open - pit heap leach gold and silver (small quantities) mining operation ▪ Deposit is classified as an epithermal gold deposit associated with extensional structures within tectonic rifts ▪ Located in the highlands of western Honduras, in the municipality of La Union, Department of Copan ▪ The mine has been in operation since 1983 and has a well - developed infrastructure 46% 52% Cash Cost AISC Net Revenue & % of Total ($mm, %) 32% 37% 28% 29% 30% 25% 61 88 61 66 78 72 68 2020 2021 2022 2023 2024 2025 Q2 2026 LTM 846 1,222 1,342 1,254 1,357 1,126 1,217 1,152 1,298 n.a. 792 985 2020 2021 2022 2023 2024 2025 21% 24% 28% 47% 62% 67% 185 Gold Grade 0.44 g/t

Increase in Production Consistent results delivery driving the increase in production Quarterly Production (‘000 GEO)  At Minosa, production totaled 14k GEO in Q2 2026 ( - 18% QoQ, - 21% YoY) — higher leachpad stacking level and lower ore plant feed. H1 2026: 32k GEO ( - 11% YoY) 40 years in operation Process optimization: Specific improvements generating efficiency gains 31 18 17 14 12 21 19 18 18 18 18 17 14 86 79 76 61 57 57 14 16 60 66 18 18 71 19 19 74 77 78 77 76 73 72 71 67 Q1 22 Q2 22 Q3 22 Q2 24 Q3 24 Q4 24 Q1 25 Q2 25 Q3 25 Q4 25 Q1 26 Q2 26 Q4 22 Q1 23 Q2 23 Q3 23 Q4 23 Q1 24 Quarterly Results LTM Production

Minosa

Strategic Planning and Geological Exploration

Exploration and additional potential

- Minosa's 2025 plans include up to 5,000m of drilling focused on deeper sulphide zones with higher grades
- Geophysical studies and surface sampling in SA III and IV show potential to expand new areas
- Assessing potential from old, low-grade stacks

Phases of the Mine's Life

SA I: Thorough, detailed planning giving predictability in the results for two years

SA I: Expected to increase LOM using old ore grades stacks, and already identified areas within the current licenses and permits

SA I: Opportunities for ore in sulfide rocks

SA III and IV: Geophysical studies and surface samples giving good results. Opportunities to expand to new areas of exploration



Phases of the Mine's Life

- Increase in LOM
- Operational flexibility
- Increase in the production profile with smaller DTMs

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32

NASDAQ: AUGO | B3:AURA33 www.auraminerals.com 10 75 132 2023 2024 2025 Q2 2026 LTM 34 129 196 2023 2024 2025 Q2 2026 LTM 18 54 57 63 2023 2024 2025 Q2 2026 LTM NASDAQ: AUGO | B3:AURA33 www.auraminerals.com 2025 Operational Highlights 2025 Mineral Resources and Reserves Historical Results Almas Tocantins, Brazil Production (‘000 GEO) Cash Cost & AISC ($/oz) Adjusted EBITDA & Margin ($mm, %) Inferred 156 kGEO M&I 128 kGEO P&P 890 kGEO Overview Geographic Footprint ▪ Open pit gold operation that consists of three deposits and several exploration targets ▪ Almas is the first greenfield project constructed by Aura with a flexible processing facility designed to handle upgrades ▪ Orogenic gold deposit consists of three main deposits, Paiol, Cata Funda and Vira Saia along a 15 km long corridor ▪ Located on the Almas Greenstone Belt, one of the largest but least explored in Brazil 29% 58% 33 Cash Cost AISC 68% Net Revenue & % of Total ($mm, %) 8% 22% 20% LOM 12 Years Cash Cost $1,004/Oz AISC $1,150/Oz Annual Production 57 kGEO Tax Incentives (1) SUDAM 1. Corporate tax rate of ~15.25%, considering the SUDAM special tax regime, which reduces the statutory income tax by ~75%. 1,243 950 1,004 1,419 1,139 1,150 2023 2024 2025 21% 265 71% 191 Gold Grade 0.82 g/t

NASDAQ: AUGO | B3:AURA33 www.auraminerals.com Actual vs. Planned: FS 2021 vs 2025 1,558 3,446 Almas Project Development Case Study Future: Potential Upsides: • Production Capacity Increase • Ongoing expansion supporting a planned run - of - min (ROM) production rate of 3.0 Mtpa • Underground Project • Increase in the Life of Mine due to high geological potential of the region, with 12 years of LOM 34 Past: Background Present: Results Actual vs. Planned: Construction Phase 50% 99% CapEx funded with project debt (%) 76 Construction CapEx (US$ millions) 12 4 Ramp - Up (months) FS 2021 Actuals Industry Benchmark 73 16 14 Construction Timelines (months) FS 2021 2025 +1,888 • Almas FS published in 2016 estimated a Capex of US$ 93 M (estimated at ~ US$ 120 M, at 2024 prices) • Aura acquired Almas in 2018, through a merger with Rio Novo Gold • FS reviewed and published in early 2021, with improved financial KPIs • Capex of US$ 73 M (1) (down from US$ 93 M) • NPV at US$ 186 M (1) (up from US$ 147 M) • Unlevered IRR of 44% (1) (up from 34%) 54 57 Gold Price 719 1,150 +431 AISC New tailings pumping system Second cycloning High - frequency screen Feasibility Study Gold Prices ($1,900/oz)¹ Ounces of gold mined 608k NPV US$ 292 M Project unlevered IRR 62% Unlevered after - tax payback 1.6 years 1. Considering Gold Price $1,558/oz

Increase in Production Driven by the operating stability and contribution of Almas  Ramp - up begun in June 2023, achieving great efficiency in getting up to speed in just 3 months of operation  Capacity expanded at the processing plant from 1.3 Mt/yr to 2.2 Mt/yr  Record production in Q4 25, with gold production of 15.9 kOz. Remained stable in Q1 2026  Consistent results delivery with production stabilized  At Almas, production reached 6k GEO in Q2 2026(+2% QoQ,+25% YoY) — higher ore processed volumes from the ongoing plant expansion. H1 2026: 32kGEO(+23%YoY), on+20% ore moved and+30%ore plant feed. Operating since Q3 23 Aura’s first greenfield project Quarterly Production (‘000 GEO) Ramp - Up 35 Stabilization Plant 1.5 Mt/yr Contractor Substitution Plant Expansion 1.8 Mt/yr to 2.2 Mt/yr 8 10 12 13 13 15 16 16 16 40 11 47 15 54 17 55 58 58 57 60 63 Q3 23 Q4 23 Q1 24 Q2 24 Q3 25 Q4 25 Q1 26 Q2 26 Q3 24 Q4 24 Quarterly Results Q1 25 Q2 25 LTM Production

Almas

Geological Potential: strategic plan to develop an exploration gallery (Paiol)



Level 290
Pit 2028
Pit P2
Pit P3
Level 120
HG Grade Shell
Z
X

Image from the first extraction of the new drilling survey


SQX cinza claro, silicificado com Py+Aspy fina disseminada (580m)


Detalhe da Py+Aspy finas disseminadas (580m)

Concept study

Phase 1 - Conceptual Engineering of the Exploration Tunnel
Phase 2 – Review of the Geoscientific Models
Phase 3 - Conceptual Engineering for an Integrated Open Pit and Underground project aura
360° MINING

Potential gains with Underground

- Increase in LOM;
- Operational flexibility;
- Exploitation of deep ore seams;
- Reduction in environmental desolation;
- Increased production profile through higher grades.

Potential increase in ore content
(at the plant)

+20%



Timeline

2024
- **Drilling** ✓
- Conversion of inferred resources; Potential for Continuity;
- **Conceptual Study of the Exploration Gallery**

2025
- **Trade-off** ✓
- Feasibility of opening an exploration gallery;
- **Opening of the exploration gallery**

2026
- **Preparation for Underground Operations**

36

Exploration

Almas: Exploration and Strategic Growth



Almas
~1.1 Moz
(Aura)
~120,000m drilling
Greenstone belt areas
Tocantins
Goiás
>1,000,000m drilling
Pilar
3.2 Moz
(Pilar Gold)
Crixas
7.6 Moz
(AngloGold)

Greenstone Belt	Company	Area (km2)	Drilling (m)	Resources (Moz)
Crixas + Pilar	Anglo - Aura/Pilar	1,183	>1,000,000	11
Almas	Aura	1,487	~120,000	1.1
Rio Itapicuru	Equinox	1,979	>1,000,000	6
Iron Quadrangle	Anglo/ Jaguar	6,084	>5,000,000	65

Paiol:

Recent drilling confirms **potential for UG**, with significant continuity beyond the current resource pit limit (250m). The Technical Report for UG is scheduled for completion in Q1 2026, **paving the way for higher-value production expansion**.

Others:

Located in a largely underexplored greenstone belt, where surface work has **already identified dozens of promising targets**. These targets will undergo follow-up exploration in the coming years, representing **significant potential for discovery and organic growth.**



250m

Capital allocation case study: Almas

ALMAS

PAST

1 INITIAL PLANNING

- **Almas FS published in 2016 estimated a Capex of US$ 93 M (estimated at ~ US$ 120 M, at 2024 prices)**
- **Aura acquired Almas in 2018, through a merger with Rio Novo Gold**
- **FS reviewed and published in early 2021, with improved financial KPIs**
  - Capex of US$ 73 M(1) (down from US$ 93 M)
  - NPV at US$ 186 M(1) (up from US$ 147 M)
  - Unlevered IRR of 44% (1)(up from 34%)
- **Intention since beginning: start small to minimize upfront capex and risk while leaving room to expand once commercial production is achieved**

PRESENT

2 WHAT WE INITIALLY PLANNED VS. DELIVERED



73
76
Construction Capex (US$ mm)
16
16
Construction timeline (months)
54
54
Production first Full year (000 Ozs)
49
60
Adjust EBITDA first full year (USD MM)
FS 2021
Delivered

3 2025 UPDATED FS VS. 2021 FS



1,558
2,329
Avg. Gold price ($/Oz)
1,300
2,000
Plant Production capacity (000 tons per year)
49,336
55,600
Avg. Annual Production (first 5 Years Oz)
271
393
NPV, excluding construction Capex (USD MM)
FS 2021
2025

FUTURE

4 ONGOING OPTIMIZATIONS AND POTENTIAL NEW UPSIDES:

Increase in production capacity

- expansion underway, already targeted to reach 2.5M tons per year at the plant (above 2025 FS)
- UG portal development initiated

Increase in Life of Mine due to the region's strong geological potential

- addition of MRMR already converted in the first years
- additional drilling underway to further increase the deposit with several promising areas, such as Paiol UG, Vira Saia, Nova Prata and Jacobina aura

Borborema

Rio Grande do Norte, Brazil

Open Pit Gold Mine delivered on time on budget

- Potential for increased reserves and production
- Project approved by DNIT
- Resource and reserve update


aura
BORBOREMA PROJECT
BORBOREMA PROJECT
Current Highway
Mining Pit
Indicated Resource
Inferred Resource

FUTURE

HIGHWAY MODIFICATIONS

Operational Highlights

LOM	Expected Production [1]	Capex	NPV[2]	Tax Incentives[3]
35.4 Years	65-77 kGEO	$188 M	$1,727 M	SUDENE

Mineral Resources and Reserves

Inferred	M&I	P&P
706 kGEO	169 kGEO	1,988 kGEO

Borborema

Capital Allocation Case Study

	Feasibility Study Gold Prices ($1,900/oz)		Technical Report ($3,607/oz) (March 30, 2026)
Ounces of gold mined	812k		812k
NPV	US$ 182 M	+849%	US$ 1,727 M
Project unlevered IRR	21.9%		73.3%
Unlevered after-tax payback	3.2 years	-2.0 year	1.2 year

Potential Upsides:

- Increasing production capacity once the mine is in production and de-risked



Updated

- ✓ Within Budget
- ✓ Within Schedule (19 months)
- ✓ Zero LTIs during Construction
- ✓ Projected to be a low-cost mine
- ✓ Grey water and renewable energy, standing out as a global ESG benchmark

Construction was concluded on time and on budget. Ramp-Up Announced March, 2025 and commercial production announced in Q3 25

Robust and competitive funding package implemented together with a risk management program
(US$ million)



188
100
31
15
43
Implementation CapEx
Term Loan
Royalties + Gold Loan
Derivatives Premiums
Self Funded CapEx

40

Borborema

aura
360° MINING

Aura Signed the Agreement to Relocate Road at the Borborema Mine

*Unlocking an additional **670 Koz** of gold in Mineral Reserves, **totaling 1.5 Moz***

Highlights of the Updated Feasibility Study and the Project:

- **Life of Mine 20 Years and 5 months:** Weighted average annual gold production is estimated at 65 koz, with an estimated LOM of 20.5 years, based on Mineral Reserves estimated in accordance with S-K 1300 guidelines.
- **Robust Project Economics:** Net present value ("NPV") of **US$612.5 million** (from 182 million of the previous FS) and **after-tax IRR of 42.8**% when using the **weighted average gold price of USD 2,274/Oz** considering all the operational years and the exchange rate used was BRL 5.70 for USD 1.00 in 2025 onwards.


800,000E
802,000E
HVTL
North Pit
WRSF2
Main Pit
WRSF1
Current Road
Oxide Stockpile
LG Stockpile
Road Bypass
0
1000
Site General Layout (Source: Deswik)

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41

Exploration Borborema: Unlocking Growth in the NE Corridor Strong Expansion Potential : Recent surface mapping and geophysical surveys indicate significant continuity of mineralization to the Northeast, beyond the current pit limits. High - Confidence Opportunity: Geological and magnetic anomalies confirm that the NE corridor is a priority growth zone, with drilling planned for the next exploration phases. Strategic Impact: This extension could substantially increase the resource base and extend LOM, reinforcing Borborema as a cornerstone for Aura’s long - term growth. LMP - 835 - 15 Gold Grains

Borborema

Rio Grande do Norte, Brazil

Overview

- Consists of three gold mining concessions covering a total area of 29 km² plus the title to the main area of the prospect
- The mineral exploration rights covering a total of 410 km² extend along the Borborema mining concessions trend and remain prospective to add resources to the Borborema inventory
- Located in the municipality of Currais Novos, Seridó region, in Rio Grande do Norte state, Northeast of Brazil

Geographic Footprint


BLOCK MODEL (g/t Au)
0.5 – 1.0
1.0 – 3.5
3.5 – 5.0
5.0 – 10
>10
0
100
200m

2026 Operational Highlights

LOM	Expected Production [1]	Capex	NPV[2]	Tax Incentives[3]
35.4 Years	65-77 kGEO	$188 M	$1,727 M	SUDENE

2025 Mineral Resources and Reserves

Inferred	M&I	P&P	Gold Grade
706 kGEO	169 kGEO	1,988 kGEO	0.88 g/t

Historical Results


Production ('000 GEO)
Ramp up
Commercial Operation
3
10
16
17
14
Q2 2025
Q3 2025
Q4 2025
Q1 2026
Q2 2026


Net Revenue & % of Total ($mm, %)
2%
16%
20%
19%
4
39
65
82
63
Q2 2025
Q3 2025
Q4 2025
Q1 2026
Q2 2026


Cash Cost & AISC ($/oz)
Cash Cost
AISC
936
1,441
1,127
1,237
931
1,111
1,200
1,256
991
1102
Q2 2025
Q3 2025
Q4 2025
Q1 2026
Q2 2026


Adjusted EBITDA & Margin ($mm, %)
56%
65%
75%
75%
2
25
49
61
47
Q2 2025
Q3 2025
Q4 2025
Q1 2026
Q2 2026

1. Considering 2026 Production Guidance.
2. Based on a WACC of 5% and the gold price adopted has an average value of USD 3,607/Oz considering all the operational years and the exchange rate used was USD 5.50 in 2026 onwards.
3. Corporate tax rate of ~15.25%, considering the SUDENE special tax regime, which reduces the statutory income tax by ~75%.

NASDAQ: AUGO | B3:AURA33
www.auraminerals.com
43

E^Y͗  h'K  ͮ   ϯ ͗hZ ϯϯ ǁǁǁ͘ĂƵƌĂŵŝŶĞƌĂůƐ͘ĐŽŵ Borborema Rio Grande do Norte, Brazil Open Pit Gold Mine delivered on time on budget FUTURE HIGHWAY MODIFICATIONS  Potential for higher production  With approval from DNIT, road relocation to be concluded  Resource and reserve updated

MSG

Goiás, Brazil

Overview

- Located in the northwest of the state of Goiás, central Brazil about 5km from the city of Crixás.
- The MSG operation comprises three mechanised underground mines and an open pit, with one dedicated metallurgical plant with an annual capacity of 1.5 Mt.
- MSG has agreements over 10,540.07 ha in Crixás Greenstone Belt through a series of mineral rights.

Geographic Footprint



LEGEND
Serra Grande Mining
State highways
Mineral Rights
Brazilian States
Municipalities of Goiás
Goiás
MSG Project
Serra Grande Mining

2026 Operational Highlights

LOM	Expected Production [1]	NPV[2]
10 Years	50-60 kGEO	$588 M

2025 Mineral Resources and Reserves

Inferred	M&I	P&P	Gold Grade
2,066 kGEO	1,855 kGEO	753 kGEO	1.99 g/t

Historical Results

Production *('000 GEO)*



5
9
7
Dec 2025
Q1 2026
Q2 2026

Net Revenue & % of Total *($mm, %)*



6%
12%
9%
20
47
29
Dec 2025
Q1 2026
Q2 2026

Cash Cost & AISC *($/oz)*



Cash Cost
AISC
2,148
3,132
2,900
3,735
3,852
5,277
Dec 2025
Q1 2026
Q2 2026

Adjusted EBITDA & Margin *($mm, %)*



47%
37%
-4%
10
17
-1
Dec 2025
Q1 2026
Q2 2026

1. Considering 2026 Production Guidance.
2. At a gold price of US$ 3,515/oz, the MSG Project returns a post-tax net present value (NPV) at 5%.

NASDAQ: AUGO | B3:AURA33
www.auraminerals.com
45

Matupá

Mato Grosso, Brazil

History

- Consolidated land package of 62,500 ha in a promising region with large companies such as Anglo American, Codelco, Nexa, IAMGold and Yamana operating in and exploring the area
- **X1 porphyry gold/silver deposit:**
  - M&I Mineral Resource of 0.3M Au oz at 1.07 g/t
  - 55 koz[1] of annual production in the first 4 years, with a current LOM of 7 years
  - Quick payback of 2.3 Years[2] and ROE of 50%[2]
  - NPV of USD$96M[2] and Capex of USD$107M will be structured with mix of debt/equity

1. All mineral resource and mineral reserve estimates included in this presentation have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101"). Readers are encouraged to review the AIF and full text of the Company's other continuous disclosure documents. These documents are available on SEDAR and supply further information on the Company's compliance with NI 43-101 requirements;
2. Based on weighted average consensus gold prices for the projected period of US$1,664 per ounce and debt/equity ratio of 50%
3. The potential in situ mineral resources presented in the Brazilian technical reports are prepared internally and not compatible with NI43-101 guidelines. QP has not done any work to validate historical data and historical estimates and did not review or have any opinion about the accuracy of underlying data or any parameters used to estimate or calculate the historical estimates.

aura 360° MINING

◆ **Development**

Highlights

CIL processing open pit

Low-capex and high-margin

LOM: 7 years

Mineral Resources and Reserves:

- P&P: 309k GEO
- M&I: 316k GEO
- Inferred: 1,950 GEO

	First 4 years	After 4 years
Production:	55 kGEO/year	42 kGEO/year
Cash Cost:	529 $/oz	592 $/oz
AISC:	710 $/oz	762 $/oz
Grade:	1.36 g/ton	1.19 g/ton
Strip Ratio:	1.83	1.73


BRAZIL
50 km
aura
360° MINING
GUARANTA RIDGE
EXPLORATION PROJECT
PEZAO
EXPLORATION PROJECT
X1 DEPOSIT
DEVELOPMENT PROJECT
SERRINHAS
EXPLORATION PROJECT
PE QUENTE
EXPLORATION PROJECT
0
25
50 km

Exploration
Matupá: Positioned for LOM Expansion

Strategic Growth Zone:
Aura is advancing exploration within a **50 km radius of the planned X1 plant**, targeting high-potential areas that can transform the project's scale.

High-Impact Targets:
Prospects such as Serrinhas and Pé Quente have the potential **to double current reserve and expanding the production profile**, creating a strong foundation for long-term growth.

Current Focus:
Drilling at **Pé Quente** is progressing well, with results **confirming continuity of mineralization similar to X1** - a key indicator of resource scalability.

Future Outlook:
This exploration strategy positions Matupá to deliver **significant LOM extension and value creation**, reinforcing Aura's commitment to sustainable, high-margin growth.



50 Km radius
from X1 plant
Pezão
Guarantã do Norte
X1
Matupá
Serrinhas
Peixoto de Azevedo
Pé Quente
0 5 10 15
km



Pé Quente Target
Goiano
Barba
Nilva
Norte
Rubens
Nilva
Legend
Ore Solids
0
250
500 m

Exploration Matupá Reserve Expansion: • Exploration efforts targeting areas within a 50 km radius of the planned X1 plant • Key Targets: X2, Serrinhas, Pé Quente, and Pezão – potential to double the current project reserves Pé Quente: • ~ 7 , 500 m of drilling completed in 2024 with results showing mineralization similar to X 1 . Notable intercepts : • 132 m @ 0 . 96 g/t Au , including 41 m @ 1 . 59 g/t Au • 63.9m @ 1.18 g/t Au 22,000m planned for 2025 across several targets

Carajás (Serra da Estrela)

Carajás, Brazil

History

- Carajás Mineral Province is one of the most important polymetallic districts in the world and hosts several IOCG deposits such as Sossego and Salobo Mines (owned by Vale), Pedra Branca, Igarapé Bahia-Alemão, Cristalino, Gameleira and Alvo 118

Exploration

- Continuity over 6km and up to 250m depth
- Average thickness: 60m w/ grades 0.3-0.4% Cu
- Potential for Improvement:
  - Areas with higher drill density returned
  - ~16m @ 0.55% Cu. Indicates potential to increase average grades with additional drilling

□ Exploration



CARAJAS
EXPLORATION PROJECT
8 km
2024 Drillhole
2023 Drillhole
2023 Anglo American Drillhole
Mineralized Zone



32

aura

360° MINING

NASDAQ: AUGO | B3: AURA33

Contact:
Investor Relations
natasha.utescher@auraminerals.com
ri@auraminerals.com

www.auraminerals.com

NASDAQ: AUGO B3: AURA33 auraminerals.com &ĂĐƚƐŚĞĞƚ ƵŐƵƐƚ  ϮϬϮϲ DIVERSIFIED, GROWING GOLD AND COPPER PRODUCER OVERVIEW Aura is a mid - tier gold and copper production company focused on operating and developing gold and base metal projects in the Americas . The Company has 6 operating mines and a robust pipeline under development and in exploration . Considering the operational mines and the exploration pipeline, Aura is prepared to further increase its annual production, aiming to achieve + 600 k GEO annually in the coming years, while maintaining one of the highest dividend yield in the gold sector . Driven by purpose and performance Portfolio in the Americas 6WURQJ  FRPSHWLWLYH  DGYDQWDJH  ZLWK  WUDFN UHFRUG  LQ  WKH  UHJLRQ  DQG  WHFKQLFDO  V\QHUJLHV Revenue by metal Q2 2026 LTM High Quality Assets and Projects Strong Balance Sheet ƵƐŝŶĞƐƐ Ͳ ƵŝůĚŝŶŐ &XOWXUH WHY AURA Well - run diversified gold and copper portfolio with a well - balanced mix of operating and development assets 6 operating mines, 1 project in development and 1 exploration project. Proven track record of value creation Since 2022, Aura has invested over US$692 million in growth, increasing P&P reserves by ~424% since 2018, while returning US$444 million to shareholders since 2021 and maintaining leverage below 1.0x Adjusted EBITDA. High return and cash generation, consistently beating expectations Adjusted EBITDA of US$ 197 million in Q2 26 (at $4,304 /Oz) or US$801 million in LTM Q2 26 (at $4,235/oz average gold price) and recurring FCF of US$330 million in Q2 2026 LTM, with Cash Conversion of 41%, alongside high returns. Clear path to continue adding production ounces 594k hectares with a useful life of the mine (LOM) and ongoing expansion of resources. Over the last five years, resource and reserves inventory increased by 3x. High performance team, Aura’s best asset Building a team and culture committed to excellence while optimizing execution and fostering innovation 3URMHFWV  LQ  'HYHORSPHQW  ϭ Mines in Operation: 6 Exploration Projects: 1 Care & Maintenance: 1 ƌĂŶǌĂǌƵ =DFDWHFDV  0H[LFR Minosa Copan, Honduras Tolda Fria Caldas, Colômbia Matupá MT, Brasil ĂƌĂũĄƐ 3$  %UDVLO Borborema RN, Brasil Almas TO, Brasil Apoena MT, Brasil &RUSRUDWH 2IILFHV ^ĆŽ  WĂƵůŽ Θ  DŝĂŵŝ Era Dorada Jutiapa, Guatemala Apoena P&P Reserves: 324k GEO LOM: 6 years Production¹: 37 - 44k GEO AISC¹: US$1,905 - 2,041/oz % Net Revenue Q2 26 LTM : 10% Minosa P&P Reserves: 397k GEO LOM: 4 years Production¹: 63 - 70k GEO AISC¹: US$1,372 - 1,481/oz % Net Revenue Q2 26 LTM: 20% ůŵĂƐ 3 3  5HVHUYHV   N  *(2  /20    \HDUV 3URGXFWLRQ ñ      N  *(2  $,6& ñ   86     R]   1HW  5HYHQXH  4     /70      Aranzazu P&P Reserves: Cu : 278 k GEO Au : 246 k GEO Ag : 6 , 971 k GEO LOM: 10 years Production¹: 68 - 76k GEO AISC¹: US$1,726 - 1,865/oz % Net Revenue Q2 26 LTM: 27% Borborema P&P Reserves: 1,988k GEO LOM: 36 years Production¹: 65 - 77k GEO AISC¹: US$1,177 - 1,271/oz % Net Revenue Q2 26 LTM : 17% Mo Molybdenum ϰϮ 95.940 87% 11% Ϯ й MSG GO, Brasil MSG P&P Reserves: 753k GEO LOM: 10 years Production¹: 50 - 60k GEO AISC¹: US$ 3,072 - 3,318/oz % Net Revenue Q2 26 LTM : 6%    $V  SHU  $QQXDO    *XLGDQFH

OPERATING HIGHLIGHTS

Category		2024	2025	H1 2026
Gold Production	(Koz)	170	197	124
Silver Production	(Koz)	539	542	212
Copper Production	(Klbs)	37	37	15
AISC	(US$ 000's)	1,320	1,458	1,906
Adjusted EBITDA	(US$ 000's)	267	548	440
Free Cash Flow	(US$ Mn)	195	254	175
Return to shareholders (Dividends and Share buybacks)	(US$ Mn)	30	116	120

1. Gold equivalent ounces, or GEO, is calculated by converting the production of silver and copper into gold using a ratio between the prices of these metals and gold. The prices used to calculate it at such proportions are based on the weighted average price of each of the metals obtained from sales at the Aranzazu Complex during the relevant period. For simplification purposes, the total gold produced in this table only considers operational gold mines, excluding Aranzazu.
2. Refers to all in sustaining costs per gold equivalent ounce produced. It is a non-IFRS measure. See applicable reconciliation to IFRS in the Management's Discussion and Analysis accompanying our financial statements filed on SEDAR+ at www.sedarplus.ca and andEDGARatwww.sec.gov.

Quality Portfolio Delivering Robust Growth

High Returns And Strong Cash Generation

4.3% Dividend Yield in Q2 2026 LTM

Robust Cash Conversion

AURA'S TRACK RECORD

Demonstrates Its Strength And Disciplined Execution Of Its Growth Plan



267
76
80
111
55
>600k GEO
2024
Borborema
MSG
Era Dorada
Matupá
Internal Expansions
Coming Years

Potential Growth

+ Carajás

+ Pé Quente and Pezão

Accomplishments

- **Almas and Borborema** constructed on time and budget
- **MSG** acquisiton concluded in Dec/2025
- Ongoing expansion of **Almas** and **Borborema**

New Projects

- **Matupá** – In development, bolstering nearby resource profile for optimal mining scenarios. Pé Quente and Pezão can contribute to additional resources in Matupá
- **Era Dorada** – started in early 2026, estimated ~2 years construction

Management Targets

- **Almas, Aranzazu, Apoena, Minosa and Borborema** – Evaluation of opportunities for future production increases
- **Carajás** – confirmed mineralization and undergoing exploration

EXPLORATION PIPELINE

Focused on expanding life of mine and new discoveries

~US$10M
Invested in H1 2026

R&R increased by 3x
Over the last five years

657,500 ha of fertile exploration ground across the Americas

~60,000m
of drilling in H1 2026



P&P
('000 GEO)
+324%
1,702
7,223
2018
2025
M&I
('000 GEO)
+173%
3,841
10,489
2018
2025
Inferred
('000 GEO)
213%
1,250
3,917
2018
2025

COMPANY PROFILE

Corporate



Rodrigo Barbosa – CEO; Kleber Cardoso – CFO; Glauber Luvizotto – COO; Isabela Dumont – Head of People, ESG and Communications; Rodrigo Velazquez – Head of Legal (North America) and Compliance; Simone Gonçalves – Head of Legal Aura Brazil

Operations



Frederico Silva – Director of Operations Aura Borborema, Brazil; Wilton Muricy – Director of Operations Aura Aranzazu, Mexico; Gabriel Sapucaia – Director of Operations Aura Almas, Brazil; Carlos Mamede – Director of Operations MSG, Brazil; Raphael Otoni – Director of Operations Minosa, Honduras; Thiago Almeida – Director of Operations of Apoena, Brazil; Francisco do Carmo – Director of Operations Era Dorada, Guatemala; Pitágoras Costa – Director of Projects and Construction; Henrique Rodrigues – Director of Technical Services; Richard Massari – Director of Operational Excellence, Digital & Innovation

http://www.auraminerals.com

Capital Structure

Share price (08/21/2026)	US$ 87.80
Total shares (08/21/2026)	83.5 M
Market Cap. (08/21/2026)	US$ 7.3bn
Cash (Q2 26)	US$ 268 M
Net Debt (Q2 26)	US$ 115 M
Enterprise value (08/21/2026)	US$ 7.4bn
ADTV[1] (until 08/21/2026)	US$ 100M

Part of Public Shareholder Structure[2]

Northwestern Enterprises	47.6%
Kapitalo	6.2%
Capital World Investors	6.1%
BlackRock	4.6%
Conway	2.5%
Vaneck	1.4%
Fidelity	1.4%
LarrainVial	1.0%
State Street	0.8%

1) ADTV (90-day average). 2)Source: Bloomberg, August, 2026